Lennar Corporation

700 Northwest 107th Avenue

Miami, Florida 33172

(305) 559-4000

March 18, 2013

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Pamela A. Long

Re:	Registration Statement on Form S-4

Filed February 6, 2013

File No. 333-186492

The following are the responses of Lennar Corporation (“Lennar”) to the comments contained in the letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated March 5, 2013, regarding the above referenced Registration Statement (the “Registration Statement”) and the supplemental information requested in the portion of that letter relating to the Registration Statement. The letter from the Staff also included comments regarding Lennar’s Form 10-K for its fiscal year ended November 30, 2012 and regarding its Definitive Proxy Statement on Schedule 14A filed on March 1, 2013. Lennar will respond in a separate letter to the comments regarding the Form 10-K and the Definitive Proxy Statement.

For your convenience, the Staff’s comment precedes each response in this letter.

Form S-4

General

Comment No. 1

Please ensure that the registration statement on Form S-4 is filed by all subsidiary guarantors on EDGAR. It appears that ten out of 317 subsidiary guarantors have not filed the Form S-4.

Response to Comment No. 1

There are 314 subsidiary guarantors. One of the 315 subsidiary co-registrants was erroneously listed on the Registration Statement and has been removed since it is no longer a wholly-owned (i.e., directly or indirectly 100% owned) subsidiary of Lennar. Of the remaining 314 subsidiary co-registrants, the printer through which Lennar makes EDGAR filings has found five subsidiary guarantors for which codes were not provided when the Registration Statement was filed and an additional four subsidiary guarantors with regard to which there were minor differences between the names under which codes were issued and the names appearing in the Registration Statement. The six subsidiary guarantors for which codes were not provided when the Registration was filed are being added by Amendment No. 1. The differences between the names under which codes were issued and the names appearing in the Registration Statement have been corrected.

Comment No. 2

We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response to Comment No. 2

Lennar confirms that it is registering the issuance of Notes in the exchange offer in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corp. (May 13, 1988), Morgan Stanley & Co. Inc. (June 5, 1991) and Shearman & Sterling (July 2, 1993) SEC No-Action Letters.

Lennar represents to the Staff that:

(a)	Neither Lennar nor its affiliates have entered into any arrangement or understanding with any person, including any broker-dealer, to distribute the securities to be received in the exchange offer and, to the best of Lennar’s information and belief, each person participating in the exchange offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the exchange offer.

(b)	Lennar will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that if the exchange offer is being registered for the purpose of secondary resales, any securityholder using the exchange offer to participate in a distribution of the securities to be acquired in the registered exchange offer (i) could not rely on the Staff’s position enunciated in Exxon Capital Holdings Corp. and interpretive letters of similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a secondary resale transaction.

(c)	Lennar acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

(d)	Lennar will make each person participating in the exchange offer aware that any broker-dealer who holds Series A Notes (i.e. Notes issued in the offering that was exempt from registration under the Securities Act of 1933, as amended) for its own account as a result of market-making activities or other trading activities may participate in the exchange offer so long as the broker-dealer has not entered into any arrangement or understanding with either Lennar or any of its affiliates to distribute the Series B Notes (i.e. Notes that are the subject of the Registration Statement and are being offered in the exchange offer).

(e)	Lennar will make each person participating in the exchange offer aware that any broker-dealer who holds Series A Notes acquired for its own account as a result of market-making activities or other trading activities and who receives Series B Notes in exchange for those Series A Notes in the exchange offer may be a statutory underwriter and must therefore deliver a prospectus which meets the requirements of the Securities Act of 1933, as amended, in connection with the resale of those Series B Notes.

(f)	Lennar will include in the letter of transmittal or similar documentation to be executed by a person participating in the exchange offer the following representations by the person who submits the letter of transmittal or similar document:

(i) If the exchange offer participant is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in a distribution of the Series B Notes; and

(ii) If the exchange offer participant is a broker-dealer holding Series A Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of those Series B Notes received in respect of the Series A Notes pursuant to the exchange offer. Such acknowledgement may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” as that term is defined in the Securities Act of 1933.

Prospectus Cover Page

Comment No. 3

Please revise your disclosure here and throughout the Form S-4 to clarify that all of the guarantor subsidiaries are 100% owned by the parent as defined in Article 3-10(h)(1) of Regulation S-X, if correct. In this regard, we note your reference to the guarantor subsidiaries as “wholly-owned,” which has a different meaning than 100% owned. Please also refer to Article 1-02(aa) of Regulation S-X for guidance. Please also clarify that the guarantees are full and unconditional and joint and several when you reference the guarantees. Please refer to Article 3-10(f) of Regulation S-X.

Response to Comment No. 3

In common usage the term “wholly owned” connotes 100% ownership. It is used that way in the indenture governing the Notes and the guarantees of the Notes. Nonetheless, we acknowledge the possibility for confusion in view of the fact that Rule 1-02(aa) of Regulation S-X defines “wholly owned subsidiary” to mean a subsidiary substantially all (but not necessarily 100%) of whose voting shares are owned by its parent and/or other wholly-owned subsidiaries. Therefore, the prospectus has been changed so that each time the phrase “wholly owned” had appeared, it now says “wholly-owned (i.e., directly or indirectly 100% owned).”

In addition to describing the circumstances under which the guarantee by a particular guarantor subsidiary may be suspended or released, the section of the prospectus captioned “Description of the Series B Notes – The Guarantees” includes the statement “The guarantor subsidiaries are all 100% owned by us. Each guarantor subsidiary will, in the circumstances described below (but only in those circumstances), fully and unconditionally guarantee, jointly and severally, with the other subsidiaries that are guaranteeing the Notes, all of our obligations under the Notes and the Indenture, including our obligations to pay principal, premium, if any, and interest with respect to the Notes.” The “circumstances described below” referred to in the quoted section relate to the guarantees of indebtedness of Lennar Corporation which are a condition to any subsidiary’s being a guarantor at any time.

Comment No. 4

We note that under certain circumstances the guarantor subsidiaries may be released entirely from its obligations to guarantee the Notes. Please note the release provision each time that you disclose the guarantees are full and unconditional, including a description of the release provisions. Please confirm to us that you will provide this disclosure in all future periodic reports to the extent that these notes are outstanding.

Response to Comment No. 4

The description of the circumstances under which the guarantee by a subsidiary will be suspended or the subsidiary may be released entirely from its guarantee (and therefore would cease to be a guarantor subsidiary) are somewhat complex to describe (the description occupies two full paragraphs in the section of the prospectus captioned “Description of the Series B Notes – The Guarantees”). In the prospectus as originally filed, there were several instances (including on the cover page) where, after the statement that the Notes are guaranteed by some of Lennar’s wholly-owned subsidiaries, there is a statement “Any subsidiary guarantees may be suspended under certain circumstances.” To insert after that statement each time it is made the full description of what those circumstances are would disrupt the flow of the paragraphs in which the statement is made to the point that those paragraphs would be very difficult to read. Accordingly, instead of inserting the full description each time the statement appears, the prospectus has been modified to insert, each time the statement appears, a reference to the section of the prospectus captioned “Description of the Series B Notes – The Guarantees,” which contains a complete description of the circumstances in which the guarantee of the Notes by a subsidiary will be suspended or released.

Lennar will make similar cross references (or provide complete descriptions) in other filings with the Commission in which the subsidiary guarantees are described.

The Exchange Offer, page 15

Expiration Date; Extension; Termination, page 16

Comment No. 5

You state that you reserve the right to extend the exchange offer at your discretion. In this regard, please note that Exchange Act Rule 14e-1(b) requires a tender offer to remain open for at least ten business days from the date you first disseminate notice to security holders of certain specified changes, including any increase or decrease in the percentage of securities sought, the consideration being offered or the dealer’s soliciting fee. Please revise your disclosure accordingly. In addition, please revise your disclosure to clarify your obligation to extend the offer period following notice of a material change or waiver of a material condition so that at least five business days remain in the offer.

Response to Comment No. 5

It is unlikely that the circumstances described in Rule 14e-1(b) would ever arise in the context of an offer of Notes registered under the Securities Act of 1933, as amended, for identical Notes that were issued in transactions exempt from the registration requirements of that Act. It is also unlikely that there would be a material change to the terms of an offer of that type. And there are no conditions to the offer for Lennar to waive, other than a condition that it not become illegal for Lennar to make the offer. Nonetheless, the additional disclosures have been added as requested.

Exhibits

Comment No. 6

Please file or incorporate by reference the articles of incorporation and bylaws of each subsidiary guarantor as number (3) exhibits. Refer to Item 601(b)(3) of Regulation S-K.

Response to Comment No. 6

Under Item 601 of Regulation S-K, although the articles of incorporation and bylaws of a registrant normally are required exhibits to a registration statement on Form S-4, note 1 to the Exhibit Table included in Item 601 says “An exhibit need not be provided about a company if: (1) With respect to such company an election has been made under Form S-4 or F-4 to provide information about such company at a level prescribed by Form S-3 or F-3; and (2) the form, the level of which has been elected under Form S-4 or F-4 would not require such company to provide such exhibit if it were registering a primary offering.”

Neither the articles of incorporation nor the bylaws of a registrant are required to be provided as exhibits to a filing on Form S-3.

The subsidiary guarantors are eligible to register the guarantees on Form S-3. Under General Instruction 1.C.4 of Form S-3, if a registrant is a majority-owned subsidiary, security offerings may be registered on Form S-3 if “4. The parent of the registrant-subsidiary meets the Registrant Requirements and the applicable Transaction Requirement, and the securities of the registrant-subsidiary being registered are full and unconditional guarantees, as defined in Rule 3-10 of Regulation S-X, of the payment obligations on the parent’s non-convertible securities, other than common equity.”

Lennar Corporation, the issuer of the Notes, meets the Registrant Requirements, and if it were registering a primary offering of the Notes and the related guarantees, that offering would meet the Transaction Requirements. The guarantees by the guarantor subsidiaries are full and unconditional. Accordingly, under note 1 to the Exhibit Table in Item 601 of Regulation S-K, the subsidiary guarantors are not required to provide their articles of incorporation or bylaws as exhibits to the Registration Statement.

It should be noted that Lennar estimates that if the guarantor subsidiaries were required to provide their articles of incorporation and bylaws, that would involve loading approximately 2500 pages of Exhibits into the EDGAR system.

Exhibit 5.2 Opinion of Mark Sustana

Comment 7

We note that general counsel’s opinion is limited to the laws of the State of New York and that many of the co-registrant guarantors are organized in other states. Please note that it is our view that counsel must consider the laws of the jurisdictions under which the registrants, including guarantors, are organized in order to provide the binding obligation opinion, since this opinion necessarily encompasses the opinion that the registrants are validly existing, have the power to create their obligations and have taken the required steps to authorize entering into the obligation. With respect to state law matters outside of counsel’s area of expertise, please have counsel either assume such matters or state that counsel is relying on local opinion of counsel, and in either case simultaneously file all local counsel opinions as exhibits to the registration statement. Please refer to Section II.B.1.e of Legal Staff Bulletin No.19 (CF) dated October 14, 2011.

Response to Comment 7

The general counsel’s opinion that when the New Notes are issued the obligations of the Guarantor Subsidiaries to guarantee the New Notes under certain circumstances will be legally issued and will constitute valid and binding obligations of the Guarantor Subsidiaries is not qualified as to the existence or power of the guarantor subsidiaries to create those obligations or as to whether they have taken the required steps to authorize entering into those obligations The opinion is qualified by an assumption that the parties to documents “other than the Company and the Guarantor Subsidiaries” have the necessary power and authority and have duly executed and delivered, the documents on which the general counsel relied in giving his opinion.

To make it clear that the general counsel views the opinion as being within the general counsel’s area of expertise, the opinion has been modified to say “The opinion set forth above is limited to the laws of the State of New York, which is the law that governs the Indenture and the obligation of the Guarantor Subsidiaries to guarantee the New Notes under certain circumstances, and the general corporate, limited liability company or partnership statutes in the states in which the Guarantor Subsidiaries are incorporated or otherwise formed.”

* * * *

If you would like to discuss any of the responses to the Staff’s comments or any other matters relating to the Registration Statement, please contact me at (305) 229-6584 or David Bernstein of K&L Gates LLP at (212) 536-4029.

Sincerely,

/s/ Mark Sustana

Mark Sustana
General Counsel and Secretary

cc:	Era Anagnosti

Craig Slivka